Exhibit 12

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	June 30,	September 30,
(Thousands of Dollars)	2012	2011	2010	2009	2008	2007

Income before interest
charges and income taxes	$90,320	$102,317	$84,727	$77,395	$84,684	$80,134
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,652	1,780	1,820	1,833	1,691	1,485
Total Earnings	$91,972	$104,097	$86,547	$79,228	$86,375	$81,619

Interest on long-term debt	$22,958	$23,161	$24,583	$24,583	$19,851	$22,502
Other interest	2,280	2,383	2,269	5,770	10,363	11,101
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,652	1,780	1,820	1,833	1,691	1,485
Total Fixed Charges	$26,890	$27,324	$28,672	$32,186	$31,905	$35,088

Ratio of Earnings to Fixed
Charges	3.42	3.81	3.02	2.46	2.71	2.33